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                      July 11, 2022

       Tao Xu
       Chief Financial Officer
       KE Holdings Inc.
       Oriental Electronic Technology Building
       No. 2 Chuangye Road, Haidian District
       Beijing 1000086
       People's Republic of China

                                                        Re: KE Holdings Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2021
                                                            Filed April 19,
2022
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Filed April 6, 2021
                                                            File No. 001-39436

       Dear Mr. Xu:

               We have reviewed your June 21, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to the comment, we may have
additional
       comments. Unless we note otherwise, our references to prior comments are to comments in our
       May 27, 2022 letter.
 Tao Xu
FirstName  LastNameTao Xu
KE Holdings   Inc.
Comapany
July       NameKE Holdings Inc.
     11, 2022
July 11,
Page  2 2022 Page 2
FirstName LastName
Form 20-F for the Fiscal Year Ending December 31, 2021

Enforcement of Civil Liabilities, page 149

1. We note your proposed disclosures related to our prior comment 10. Please further expand disclosures to discuss any potential costs involved in enforcing potential liabilities and judgments on your officers and directors located in China and Hong Kong, if material.
       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction